[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 20, 2013

VIA EDGAR AND FEDEX

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Outdoor Americas Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed August 15, 2013

File No. 333-189643

Dear Mr. McTiernan:

On behalf of CBS Outdoor Americas Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to Registration Statement on Form S-11 filed with the Commission on August 15, 2013 (the “Registration Statement”) contained in your letter dated August 22, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission via EDGAR on the date hereof, and five courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement have been sent to you under separate cover.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company has requested that certain information in this letter in the Company’s response to comment 2 from the Comment Letter not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

Management’s Discussion and Analysis…, page 56

Investing Activities, page 72

1.	We note your response to our prior comment 16. Based on your response and your reference to your disclosures on pages 60 and 65, it appears that the amount of personnel costs capitalized to direct lease acquisition costs may be approximately $30 million for each year presented. Based upon the information provided for direct lease acquisition costs, it appears that these amounts are material to your financial statements taken as a whole and the amounts capitalized need to be disclosed. Please revise your filing to separately quantify and disclose personnel costs capitalized to direct lease acquisition costs for all periods presented within your MD&A. Additionally, please tell us the amount of personnel costs capitalized to property and equipment. We many have further comment on personnel costs capitalized to property and equipment.

RESPONSE: In response to the Staff’s comment, pages 60 and 65 of Amendment No. 2 have been revised to include the amount of personnel costs capitalized to direct lease acquisition costs for all periods presented. The Company supplementally advises the Staff that direct lease acquisition costs are entirely comprised of variable commissions earned by its sales force directly associated with a successful rental contract. The Company supplementally advises the Staff that the amount of personnel costs capitalized to property and equipment totaled $2.9 million, $2.8 million and $3.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Business and Properties, page 82

2.	We note your response to comment 17. Please provide additional analysis related to the significance of contracts with New York City, including the MTA contract. Please tell us the number of contracts, the expiration dates, whether the agreements provide exclusivity rights, the nature of the fee structures (fixed or otherwise) and the percentage of U.S. segment revenues each represent. We may have further comment.

RESPONSE: The Company supplementally advises the Staff that it operates two separate transit contracts in New York City, both with the Metropolitan Transportation Authority of New York (the “MTA”). One of the contracts, which expires on December 31, 2015, provides the Company with an exclusive right to sell advertising space on the New York City subways (the “MTA Subway Contract”). The other contract, which expires on December 31, 2016, provides the Company with an exclusive right to sell advertising space on MTA buses and rails (the “MTA Bus and Rail Contract”). For each of the contracts with the MTA, fees are calculated as the higher of an established revenue sharing percent or a minimum guaranteed payment. Although both contracts are with the MTA, the Company and the MTA operate each contract independently, under different terms and conditions, and there is no contractual interrelationship between the two contracts. In addition, each contract was awarded through a separate public procurement process, separated by approximately one year.

The Company supplementally advises the Staff that the MTA Subway Contract and the MTA Bus and Rail Contract contributed [***]% and [***]%, respectively, to the Company’s total consolidated revenues in 2012. The Company respectfully advises the Staff that in its view, neither of the contracts with the MTA is individually significant to the Company. Among other factors, the Company considered as a guide Instruction 2 to Item 14 of Form S-11, which does not require disclosure of either of the contracts with the MTA because the revenues derived from each contract amounted to less than 10% of the Company’s consolidated aggregate gross revenues for 2012. In addition, as noted in our letter to the Staff dated August 15, 2013, the Company also considered that neither of the contracts with the MTA would require filing pursuant to Item 601(b)(10) of Regulation S-K.

The Company further supplementally advises the Staff that the MTA Subway Contract and the MTA Bus and Rail Contract contributed [***]% and [***]%, respectively, to the United States segment’s revenues in 2012. However, the Company respectfully notes that it believes, including pursuant to the rules discussed above, that the significance of its contracts with the MTA should be assessed for disclosure in relation to the Company’s total consolidated revenues, rather than segment revenues.

In addition, the Company supplementally advises the Staff that the revenues attributable to each of the contracts with the MTA are competitively sensitive. Making this information readily available to the public could put the Company at a competitive disadvantage.

Compensation Discussion and Analysis, page 92

3.	Please revise the lead-in section to better explain why such a detailed description of the compensation philosophy of CBS is relevant to an investor in CBS Outdoors.

RESPONSE: In response to the Staff’s comment, page 92 of Amendment No. 2 has been revised.

Financial Statements

4.	We note you have removed the balance sheet for CBS Outdoor Americas Inc. Please revise your filing to include the audited balance sheet, or advise us why you have determined it is not necessary to include this balance sheet. Please refer to Article 3 of Regulation S-X.

RESPONSE: As disclosed in the Registration Statement, the Company intends to complete a series of reorganization transactions resulting in the entities comprising CBS’s “Outdoor Americas” operating segment being consolidated under the Company. The Company supplementally advises the Staff that as of the date hereof and as of June 30, 2013, some but not all of the legal entities that will be owned by the Company have been transferred to, and therefore are owned by, CBS Outdoor Americas Inc. The remaining entities will be transferred prior to the effective date of the Registration Statement. Therefore, the Company believes that it is currently more meaningful to present the financial position and results of operations of the entities currently consolidated under CBS Outdoor Americas Inc. and the remaining entities to be transferred prior to the effective date of the registration statement on a combined basis.

The contributions of the entities to CBS Outdoor Americas Inc. have been and will be accounted for as a transfer among entities under common control. Accordingly, after completion of the reorganization transactions, the Company will file an amendment to the Registration Statement in which the entity reorganization will be retrospectively applied to the financial statements and financial information for all current and prior periods presented, which will furnish comparative information for CBS Outdoor Americas Inc. as the surviving parent entity.

As noted, the Company will complete the legal reorganization prior to the effective date of the Registration Statement but after the date of the most recent balance sheet included in the Registration Statement. The Company has submitted a letter to the Commission’s Division of Corporation Finance’s Office of Chief Accountant requesting that the Staff not object to its decision to present combined consolidated financial statements that include all of the entities that will be part of CBS Outdoor Americas Inc., including the entities that will be, but have not yet been transferred, in lieu of separate financial statements of the registrant, consistent with the guidance in the Commission’s Division of Corporation Finance’s Financial Reporting Manual. A copy of this letter has been mailed to your attention under separate cover.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Joseph R. Ianniello

CBS Outdoor Americas Inc.

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